Exhibit 99.2

Confidential

CONFIDENTIAL – FOR INTERNAL USE ONLY

Internal Announcement

Frequently Asked Questions for Applied Genetic Technologies Corporation Employees

1.	What was announced?

Syncona Limited (“Syncona”) and Applied Genetic Technologies Corporation (“AGTC”) announced a definitive agreement pursuant to which a newly established portfolio company of Syncona will acquire AGTC for $0.34 per share in cash, plus one “contingent value right” (a “CVR”) per share. A CVR is a right to receive possible future cash payments if certain conditions are satisfied. Here, a CVR will entitle the recipient to up to an additional $0.73 per share in cash, based upon achievement of certain milestones. The transaction is currently anticipated to close in four to six weeks, subject to the positive response of stockholders to the proposed acquisition, the tender of at least a majority of the outstanding shares of AGTC common stock and the satisfaction of other closing conditions.

2.	Who is Syncona and why did the Board approve the agreement to be acquired by Syncona?

Syncona’s purpose is to invest to extend and enhance human life. It does this by founding and building companies to deliver transformational treatments to patients in areas of high unmet need. Its strategy is to found, build and fund companies around exceptional science to create a diversified portfolio of 15-20 globally leading healthcare businesses for the benefit of all of its stakeholders. It focuses on developing treatments for patients by working in close partnership with world-class academic founders and management teams.

As a public company, it is our responsibility to regularly assess ways to maximize the value of our business. Over the last few months our Board of Directors has conducted an extensive review of our options and ultimately our Board of Directors determined that Syncona’s offer recognizes this value for the benefit of all our stakeholders: our stockholders, our employees and the patients who motivate our mission.

We see their commitment to developing transformative medicines and we also believe they have a strong values-driven culture similar to ours.

3.	What happens next?

In the next few days, a subsidiary of Syncona will commence a tender offer to acquire all outstanding shares of AGTC common stock and we will file a recommendation statement containing the recommendation of the AGTC Board of Directors that AGTC stockholders tender their shares in the tender offer. If a majority of the outstanding shares of AGTC common stock are tendered during the tender offer, and all other conditions to closing the transaction are met, Syncona will acquire all outstanding shares of AGTC common stock tendered in the tender offer, and thereafter the indirect subsidiary of Syncona making the tender offer will merge with and into AGTC, resulting in AGTC becoming a portfolio company of Syncona.

4.	What does this mean for AGTC?

AGTC will become a private company and will no longer be subject to the reporting requirements of the Securities and Exchange Commission (“SEC”) nor be traded on Nasdaq Global Market, among other things.

5.	Why make this deal now?

As a public company, it is our responsibility to regularly assess ways to maximize the value of our business. Over the last few months our Board of Directors has conducted an extensive review of our options and after careful consideration, our Board unanimously concluded that the proposed transaction is in the best interest of our stockholders. Please refer to our Schedule 14D-9, which will be publicly filed and will provide a detailed background of the Board’s process and decision making, when available.

6.	What will change because of this transaction?

In 4-6 weeks AGTC will be acquired by Syncona and will become a portfolio company of Syncona, and the business will make strategic determinations about AGTC’s programs. Between the signing and closing of the transaction, AGTC and Syncona will remain separate, independent companies, and so we do not plan any changes to AGTC’s organizational structure prior to closing that would affect your role and responsibilities.

7.	Will there be layoffs or a reorganization?

As with any merger, there could be impacts on programs, functions and people; and additional information will be provided after the transaction closes. AGTC and Syncona will continue to operate as separate, independent entities prior to the closing of the proposed transaction, and, until that time, it is business as usual for both companies. As part of the merger agreement AGTC has agreed to conduct business as usual during the pendency of the transaction.

8.	What changes will this have on my day-to-day activities?

Prior to the formal closing of the transaction in 4-6 weeks, your day-to-day activities will not change. We understand that you have many questions about your role moving forward after the transaction closes; however, it is important that we continue to focus on our current responsibilities. One of the great attractions for Syncona during negotiations were the skills and expertise of our employees.

9.	Will AGTC Senior Management remain the same?

As the deal has not yet closed, there are many details to work out and nothing is changing today. The executive team is committed to the successful integration of AGTC into Syncona post-closing. Prior to closing we will be meeting with the Syncona team members so they can become more familiar with our people and our programs. During the pre-closing period, our expectation is that there will be no significant changes to our organization. Following closing, it is possible that certain members of the executive team may choose not to remain with the Company as it transitions to a private entity. Employees will be informed of any important changes.

10.	Are there any immediate changes to the current trials, patient dosing or upcoming milestones?

No. This is an important time for AGTC and we must maintain our momentum on our programs. Importantly the XLRP program remains our top priority. We are very early on in the integration planning process and are still evaluating potential changes. For now, your role and responsibilities are not changing. We are committed to operating in the ordinary course until transaction closing. Please continue to push forward with your work. As usual, please work with your manager if you have questions. As we discuss projects with Syncona we will communicate any changes to employees. Prior to signing any contracts, committing any Company funds, or committing any material external resources, you should discuss these activities with your manager or a member of the executive team.

11.	What resources can we expect Syncona to add?

When taking into account the best interests of our stockholders, employees and the patients we hope to one day serve with our products, we believe that Syncona has expertise and resources available to bring the XLRP program through clinical development at a scale that would be challenging for us to accomplish on our own.

As a public company, it is our responsibility to regularly assess ways to maximize the value of our business. Over the last few months our Board of Directors has conducted an extensive review of our options and ultimately our Board of Directors determined that Syncona’s offer recognizes this value for the benefit of all our stakeholders: our stockholders, our employees and the patients who motivate our mission. Syncona is a well-funded and successful investment firm.

We see their commitment to developing our XLRP program and we also believe they have a strong expertise in gene therapy and ophthalmology.

12.	Will Syncona also acquire the manufacturing facility?

Our strategy with the manufacturing facility was to establish control over our costs, quality and timelines and Syncona supports the same objectives. But we always had a view that it would be necessary to find like-minded partners to help fund the underlying costs of maintaining a GMP capable facility. We will continue to pursue options that allow the business to operate the facility in the most efficient way possible.

13.	Will the name of the company change?

Yes. It is expected that the name of the company will change post-closing. However, Syncona has not yet determined a trade name for that entity.

14.	What is the significance of the company “going private”?

As noted above, if the transaction closes, AGTC will become a US private company and will no longer be subject to the reporting requirements of the Securities and Exchange Commission (“SEC”) nor be traded on Nasdaq Global Market, among other things.

15.	What happens to my AGTC stock/options/RSUs?

If the tender conditions are satisfied and the merger closes each share will entitle the holder to receive (i) $0.34 in cash, without interest, plus (ii) one CVR which shall represent the right to receive potential milestone payments pursuant to the CVR Agreement.

At the closing of the transaction, each outstanding restricted stock unit award (“RSU”) will be accelerated and become fully vested without any action on your part. Each RSU will then be cancelled and converted into the right to receive (i) a cash payment equal to the product of the total number of shares issuable under that RSU immediately prior to the closing multiplied by $0.34, and (ii) one CVR for each of those issuable shares.

Any payments you receive in respect of your RSUs will be subject to applicable tax withholdings.

All of our outstanding Options have a per share exercise price that is greater than $0.34 and, if not exercised prior to closing, will automatically terminate and be canceled without payment of any consideration to the holder thereof (and will also not be eligible to receive any CVRs).

16.	Will going private impact how my compensation is structured?

Your total cash compensation including all benefits will remain the same and will continue to be provided through Insperity.

17.	Can I sell shares before the close of the transaction?

Our trading window is currently closed, and, given current circumstances, we will not open the trading window.

18.	Is there anything I need to do now in preparation for the close of the transaction related to any shares I own? Do I need to register them anywhere?

Details concerning the transaction, including who is entitled to receive transaction consideration and how to obtain transaction consideration, will be provided in the tender offer documents to be filed by Syncona and AGTC in their respective public filings regarding the transaction.

19.	Are there any closing conditions? What are the risks that the deal won’t close?

The proposed transaction is subject to certain closing conditions, including that at least a majority of the outstanding shares of AGTC common stock are tendered and the satisfaction of other customary closing conditions. Syncona and AGTC will be filing materials with the SEC that will provide more information on the proposed transaction.

20.	What should I do if I am contacted by the media, the financial community, or other third parties about the transaction?

Should you be contacted, please refer media and financial inquiries to Hope D’Oyley-Gay, General Counsel.

21.	Who do I ask if I have other questions regarding the transaction?

Please direct all questions to Hope, Jon, Sue, or Stephen.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of the Company and the timing and benefits thereof, the anticipated contingent value right payments, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the parties’ ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of the Company tender their shares in the transaction; the outcome of legal proceedings that may be instituted against the Company and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks relating to product development and commercialization and demand for AGTC’s products (and, as such, uncertainty that the milestones for the contingent value right payments may not be achieved); and other risks related to Company’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in Company’s SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended June 30, 2022 and subsequent quarterly and current reports filed with the SEC. Company undertakes no duty or obligation to update any forward-looking statements contained in this report as a result of new information, future events or changes in their expectations, except as required by law.

Additional Information and Where to Find It

The Offer has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by subsidiaries of Syncona Limited, and a Solicitation / Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase shares of Company common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION / RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.AGTC.com.